FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Summary of proceedings
3.	Consolidated Scrutinizer’s Report

OTHER NEWS

Sub.: Outcome of the Twenty-Eighth Annual General Meeting

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Twenty-Eighth Annual General Meeting of the Members of ICICI Bank Limited was held on Tuesday, August 30, 2022 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.     Summary of proceedings of the Twenty-Eighth Annual General Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.     Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

The voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be sent in due course.

Request you to take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Summary of proceedings of the Twenty-Eighth Annual General Meeting of ICICI Bank Limited (the Bank/Company) held on Tuesday, August 30, 2022

The Twenty-Eighth Annual General Meeting (AGM) of the Members of the Bank was held on Tuesday, August 30, 2022 at 3.00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Girish Chandra Chaturvedi, Non-Executive (part-time) Chairman of the Bank, chaired the Meeting.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Independent Director, Non-Executive (part-time) Chairman

2.	Mr. Hari L. Mundra, Non-Executive Independent Director and Chairman of the Stakeholders Relationship Committee

3.	Mr. S. Madhavan, Non-Executive Independent Director

4.	Ms. Neelam Dhawan, Non-Executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

5.	Mr. Radhakrishnan Nair, Non-Executive Independent Director

6.	Mr. B. Sriram, Non-Executive Independent Director

7.	Mr. Uday Chitale, Non-Executive Independent Director and Chairman of the Audit Committee

8.	Ms. Vibha Paul Rishi, Non-Executive Independent Director

9.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

10.	Mr. Anup Bagchi, Executive Director

11.	Mr. Sandeep Batra, Executive Director

Mr. Rakesh Jha, Executive Director (Designate), Mr. Anindya Banerjee, Group Chief Financial Officer and Mr. Ranganath Athreya, Company Secretary were also present.

The authorised representatives of the Joint Statutory Auditors and Secretarial Auditors of the Bank were also present at the AGM.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members.

The Chairman informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, a certificate from the Secretarial Auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, was obtained by the Bank and was available for inspection. He further informed that the statutory registers as required under the Companies Act, 2013 (“CA2013”), Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated June 28, 2022 were open for inspection.

With the consent of the Members present, the Notice convening the Twenty-Eighth AGM was taken as read.

The Chairman informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairman also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Managing Director & Chief Executive Officer made a presentation to the Members of the Bank.

The Chairman then invited Members to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM. The Chairman further informed that the remote e-voting facility had commenced on Friday, August 26, 2022 (9.00 a.m. IST) and ended on Monday, August 29, 2022 (5.00 p.m. IST). The Chairman also informed that to facilitate the Members who could not cast their votes through remote e-voting, the Bank had provided the facility for e-voting during the AGM.

The Chairman informed the Members that Mr. Alwyn D’souza of Alwyn D’souza & Co., Practicing Company Secretaries has been appointed as the scrutinizer for the remote e-voting prior to the AGM and for e-voting during the AGM.

The Chairman authorised any Executive Director or the Company Secretary of the Bank to declare the voting results.

The Chairman then thanked the Members for their support and co-operation and declared the Meeting as closed.

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of Standalone and Consolidated Financial Statements for the financial year ended March 31, 2022

2.	Declaration of dividend on equity shares for the year ended March 31, 2022

3.	Re-appointment of Mr. Sandeep Batra (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment

4.	Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank

5.	Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank

Special Business:

6.	Re-appointment of Ms. Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank

7.	Re-appointment of Mr. Uday Chitale (DIN: 00043268) as an Independent Director of the Bank

8.	Re-appointment of Mr. Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank

9.	Appointment of Mr. Rakesh Jha (DIN: 00042075) as a Director of the Bank

10.	Appointment of Mr. Rakesh Jha (DIN: 00042075) as a Wholetime Director (designated as Executive Director) of the Bank

11.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer

12.	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director

13.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director

14.	Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), erstwhile Executive Director

15.	Material Related Party Transactions for Current account deposits

16.	Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties

17.	Material Related Party Transactions for sale of securities to Related Parties

18.	Material Related Party Transactions for fund based and non-fund based credit facilities

19.	Material Related Party Transactions for repurchase (repo) transactions and other permitted short-term borrowing transactions

20.	Material Related Party Transactions of reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions

21.	Material Related Party Transactions for availing manpower services for certain activities of the Bank from Related Party

22.	Material Related Party Transactions for availing insurance services from Related Party

23.	Approval and adoption of ‘ICICI Bank Employees Stock Unit Scheme - 2022’

24.	Approval of grant of Units to the eligible employees of select unlisted wholly owned subsidiaries under ‘ICICI Bank Employees Stock Unit Scheme - 2022’

Basis the consolidated Scrutinizer’s report dated August 30, 2022, all resolutions as set out in the Notice of the AGM dated June 28, 2022 were passed by the Members with requisite majority.

 Item 3

CONSOLIDATED SCRUTINIZER’S REPORT

ON

REMOTE E-VOTING AND E-VOTING DURING THE

28TH ANNUAL GENERAL MEETING OF ICICI BANK LIMITED

HELD THROUGH VIDEO CONFERENCING/OTHER AUDIO VISUAL

MEANS ON TUESDAY, AUGUST 30, 2022

ON THE LETTER HEAD OF ALWYN D’SOUZA & CO

Consolidated Scrutinizer's Report on Remote E-Voting and E-Voting during the 28th Annual General Meeting of ICICI Bank Limited held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Tuesday, August 30, 2022 at 3:00 p.m. IST

To,

The Chairman

ICICI Bank Limited

ICICI Bank Tower

Near Chakli Circle

Old Padra Road

Vadodara 390007

Sub: Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended

Dear Sir,

I, Alwyn D’souza of M/s. Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited (the Bank/Company) as the Scrutinizer for the purpose of scrutinizing the remote e-voting and e-voting process conducted during the 28th Annual General Meeting (AGM) of the Bank held through VC/OAVM pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I, submit my report as under:

a)	The AGM is held in compliance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder read with the General Circular No.14/2020 dated April 08, 2020, General Circular No.17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 2/2022 dated May 05, 2022 issued by the Ministry of Corporate Affairs, and pursuant to the Circulars dated May 12, 2020 and other relevant circulars, including Circular dated May 13, 2022 issued by the Securities and Exchange Board of India. Further as confirmed by the Bank the Notice of the 28th AGM along with the Annual Report 2021-22 was sent only through electronic mode to those Members whose e-mail addresses were registered with the Bank/Registrar and Share Transfer Agent (RTA) or Central Depository Services (India) Limited (CDSL)/National Securities Depository Limited (NSDL).

b)	The Compliance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder relating to electronic voting (which includes remote e-voting prior to the AGM and e-voting conducted during the AGM) on the resolutions proposed in the Notice calling the 28th AGM of the Bank was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render Scrutinizer’s Report related to electronic voting.

c)	The facility for remote e-voting prior to the AGM and e-voting during the AGM was provided by NSDL.

d)	The remote e-voting period commenced on Friday, August 26, 2022 (9:00 a.m. IST) and ended on Monday, August 29, 2022 (5:00 p.m. IST).

e)	At the 28th AGM of the Bank held on Tuesday, August 30, 2022, the Chairman at the end of the discussions on the resolution(s) announced that the e-voting facility has been provided to facilitate voting for those members who attended the meeting through VC/OAVM but could not participate in the remote e-voting to record their votes on the resolutions to be passed.

f)	After the closure of the e-voting facility provided during the AGM, the votes were unblocked on Tuesday, August 30, 2022 at around 5.23p.m. IST in the presence of two witnesses viz., Mr. Edlon Dsouza and Mr. Krishnakant Adagale who are not in the employment of the Bank, on the e-voting website of NSDL (https://www.evoting.nsdl.com) and a final electronic report was generated by me. The data generated was diligently scrutinized.

g)	I have issued a separate scrutinizer’s report on the remote e-voting and e-voting during the AGM and I hereby submit a Consolidated Scrutinizer’s Report pursuant to Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014 on the resolutions contained in the Notice of the 28th AGM based on the scrutiny of remote e-voting and the e-voting during the AGM and votes cast therein based on the data downloaded from the e-voting system of NSDL.

h)	The Members holding equity shares as on the cut-off date i.e. August 23, 2022 were entitled to vote on the resolutions proposed in the Notice calling the 28th AGM of the Bank.

i)	Pursuant to Regulation 23 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, voting by the related parties of the Bank to approve Resolution Nos. 15 to 22 proposed in the Notice of the AGM are not taken into consideration.

j)	The results of the remote e-voting together with e-voting conducted during the AGM are as under:

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

Adoption of Standalone and Consolidated Financial Statements for the financial year ended March 31, 2022:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7220	5946834993	-
E-voting during the AGM	5	287	-
TOTAL	7225	5946835280	99.907

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	69	5547256	-
E-voting during the AGM	0	0	-
TOTAL	69	5547256	0.093

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

Declaration of dividend on equity shares for the year ended March 31, 2022:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7244	5954372375	-
E-voting during the AGM	4	178	-
TOTAL	7248	5954372553	99.916

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	71	4999508	-
E-voting during the AGM	1	109	-
TOTAL	72	4999617	0.084

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

3.	RESOLUTION NO.3 AS AN ORDINARY RESOLUTION:

Re-appointment of Mr. Sandeep Batra (DIN: 03620913) who retires by rotation and, being eligible, offers himself for re-appointment:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6996	5872659802	-
E-voting during the AGM	3	49	-
TOTAL	6999	5872659851	98.555

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	264	86084361	-
E-voting during the AGM	2	238	-
TOTAL	266	86084599	1.445

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7095	5958154347	-
E-voting during the AGM	5	287	-
TOTAL	7100	5958154634	99.990

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	164	595655	-
E-voting during the AGM	0	0	-
TOTAL	164	595655	0.010

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7091	5958154968	-
E-voting during the AGM	5	287	-
TOTAL	7096	5958155255	99.990

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	165	595179	-
E-voting during the AGM	0	0	-
TOTAL	165	595179	0.010

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

6.	RESOLUTION NO.6 AS A SPECIAL RESOLUTION:

Re-appointment of Ms. Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7026	5940439508	-
E-voting during the AGM	2	39	-
TOTAL	7028	5940439547	99.741

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	224	15431433	-
E-voting during the AGM	3	248	-
TOTAL	227	15431681	0.259

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

7.	RESOLUTION NO.7 AS A SPECIAL RESOLUTION:

Re-appointment of Mr. Uday Chitale (DIN: 00043268) as an Independent Director of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6950	5748665666	-
E-voting during the AGM	2	39	-
TOTAL	6952	5748665705	96.474

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	309	210084278	-
E-voting during the AGM	3	248	-
TOTAL	312	210084526	3.526

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

8.	RESOLUTION NO.8 AS A SPECIAL RESOLUTION:

Re-appointment of Mr. Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6933	5770585279	-
E-voting during the AGM	2	39	-
TOTAL	6935	5770585318	96.852

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	320	187543388	-
E-voting during the AGM	3	248	-
TOTAL	323	187543636	3.148

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

9.	RESOLUTION NO.9 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Rakesh Jha (DIN: 00042075) as a Director of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7052	5943022043	-
E-voting during the AGM	3	49	-
TOTAL	7055	5943022092	99.764

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	196	14078385	-
E-voting during the AGM	2	238	-
TOTAL	198	14078623	0.236

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

10.	RESOLUTION NO.10 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Rakesh Jha (DIN: 00042075) as a Wholetime Director (designated as Executive Director) of the Bank:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7005	5897164863	-
E-voting during the AGM	3	49	-
TOTAL	7008	5897164912	98.977

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	243	60975306	-
E-voting during the AGM	2	238	-
TOTAL	245	60975544	1.023

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

11.	RESOLUTION NO.11 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6915	5901598626	-
E-voting during the AGM	3	49	-
TOTAL	6918	5901598675	99.139

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	334	51241151	-
E-voting during the AGM	2	238	-
TOTAL	336	51241389	0.861

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

12.	RESOLUTION NO.12 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6891	5901579354	-
E-voting during the AGM	3	49	-
TOTAL	6894	5901579403	99.133

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	351	51631153	-
E-voting during the AGM	2	238	-
TOTAL	353	51631391	0.867

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

13.	RESOLUTION NO.13 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6875	5900926774	-
E-voting during the AGM	3	49	-
TOTAL	6878	5900926823	99.139

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	362	51244405	-
E-voting during the AGM	2	238	-
TOTAL	364	51244643	0.861

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

14.	RESOLUTION NO.14 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), erstwhile Executive Director

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6887	5947322669	-
E-voting during the AGM	3	49	-
TOTAL	6890	5947322718	99.808

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	345	11416471	-
E-voting during the AGM	2	238	-
TOTAL	347	11416709	0.192

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

15.	RESOLUTION NO.15 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions for Current account deposits:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7072	5957068255	-
E-voting during the AGM	3	49	-
TOTAL	7075	5957068304	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	153	892355	-
E-voting during the AGM	2	238	-
TOTAL	155	892593	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

16.	RESOLUTION NO.16 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7047	5957046873	-
E-voting during the AGM	3	49	-
TOTAL	7050	5957046922	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	174	896416	-
E-voting during the AGM	2	238	-
TOTAL	176	896654	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

17.	RESOLUTION NO.17 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions for sale of securities to Related Parties:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7040	5957047250	-
E-voting during the AGM	3	49	-
TOTAL	7043	5957047299	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	183	899751	-
E-voting during the AGM	2	238	-
TOTAL	185	899989	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

18.	RESOLUTION NO.18 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions for fund based and non-fund based credit facilities:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7050	5957033797	-
E-voting during the AGM	3	49	-
TOTAL	7053	5957033846	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	172	894890	-
E-voting during the AGM	2	238	-
TOTAL	174	895128	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

19.	RESOLUTION NO.19 AS AN ORDINARY RESOLUTION:

 Material Related Party Transactions for repurchase (repo) transactions and other permitted short-term borrowing transactions:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7053	5957051332	-
E-voting during the AGM	3	49	-
TOTAL	7056	5957051381	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	166	894552	-
E-voting during the AGM	2	238	-
TOTAL	168	894790	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

20.	RESOLUTION NO.20 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions of reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7042	5957051715	-
E-voting during the AGM	3	49	-
TOTAL	7045	5957051764	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	178	895499	-
E-voting during the AGM	2	238	-
TOTAL	180	895737	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

21.	RESOLUTION NO.21 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions for availing manpower services for certain activities of the Bank from Related Party:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7053	5957009056	-
E-voting during the AGM	3	49	-
TOTAL	7056	5957009105	99.984

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	168	936183	-
E-voting during the AGM	2	238	-
TOTAL	170	936421	0.016

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

22.	RESOLUTION NO.22 AS AN ORDINARY RESOLUTION:

Material Related Party Transactions for availing insurance services from Related Party:

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	7049	5957052955	-
E-voting during the AGM	3	49	-
TOTAL	7052	5957053004	99.985

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	174	894587	-
E-voting during the AGM	2	238	-
TOTAL	176	894825	0.015

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

23.	RESOLUTION NO.23 AS A SPECIAL RESOLUTION:

Approval and adoption of 'ICICI Bank Employees Stock Unit Scheme - 2022':

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6271	4967768225	-
E-voting during the AGM	3	49	-
TOTAL	6274	4967768274	82.906

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	1002	1024280314	-
E-voting during the AGM	2	238	-
TOTAL	1004	1024280552	17.094

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

24.	RESOLUTION NO.24 AS A SPECIAL RESOLUTION:

Approval of grant of Units to the eligible employees of select unlisted wholly owned subsidiaries under 'ICICI Bank Employees Stock Unit Scheme- 2022':

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	6235	4967727291	-
E-voting during the AGM	3	49	-
TOTAL	6238	4967727340	82.905

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-voting	1034	1024320716
E-voting during the AGM	2	238	-
TOTAL	1036	1024320954	17.095

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-voting	-	-
E-voting during the AGM	-	-
TOTAL	-	-

Based on the foregoing, all the above Resolution Nos. 1 to 24 as also mentioned in the Notice of the 28th AGM of the Bank dated June 28, 2022 were passed under remote e-voting and e-voting conducted during the AGM with the requisite majority.

All the relevant records of remote e-voting and e-voting during the AGM will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 28th AGM and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

For Alwyn D’Souza & Co.

Company Secretaries

Alwyn D’Souza

Proprietor

FCS No.5559, CP No.5137

[UDIN: F005559D000878266]

Place: Mumbai

Date: August 30, 2022

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the National Securities Depository Limited (https://www.evoting.nsdl.com) in our presence at 05.23 p.m. IST on August 30, 2022.

Edlon Dsouza	Krishnakant Adagale
B/508, Shree Girnar Tower CHSL	Row House No.18,
Saibaba Nagar,	Mansi Row Co.op Hsg Soc Ltd
Mira Road East, Thane 401107	Kashigaon, Mira Road East,
Thane 401107

Countersigned by:

For ICICI Bank Limited

______________________

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, August 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 30, 2022	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager